UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
ZAGG INC
(Exact name of registrant as specified in its charter)

Delaware	001-34528	20-2559624
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)
910 West Legacy Center Way, Suite 500
Midvale, Utah 84047
(Address of principal executive offices; including zip code)

Taylor D. Smith Chief Financial Officer 801-506-7050
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item 1.01	Conflict Minerals Disclosure Report.
This Specialized Disclosure Report on Form SD (“Form SD”) of ZAGG Inc, a Delaware corporation (the “Company”), has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period.
The Company has evaluated its product lines and has determined that certain products the Company contracts to manufacture (the “Covered Products”) contain tin, tungsten, tantalum or gold, which are defined as “Conflict Minerals” under the Exchange Act, and one or more of such minerals are necessary to the functionality or production of certain Covered Products. Based on such determination, the Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain if any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country” and collectively, the “Covered Countries”).
To conduct the aforementioned evaluation, the Company created and implemented a Conflict Minerals Policy that requires its suppliers to undertake reasonable due diligence within their supply chains to ensure the Conflict Minerals used in the Company's products do not originate from the Covered Countries. To comply with the Company’s Conflict Minerals Policy, each applicable supplier is required to report annually to the Company regarding Conflict Minerals used in products manufactured for the Company.
The Company notified suppliers of the Conflict Minerals Policy, and conducted a good faith RCOI with respect to the Conflict Minerals within its supply chain.
The Company’s due diligence process included the following RCOI procedures:
•Evaluation of the Company’s product lines to identify those that were likely to contain Conflict Minerals;
•Compilation by the Company’s purchasing group of a list of suppliers that provided Covered Products which were likely to contain Conflict Minerals;
•Preparation and distribution of a Conflict Minerals questionnaire to all suppliers with whom the Company contracted to manufacture Covered Products containing or potentially containing Conflict Minerals during the reporting period. The questionnaire requires a certification from each supplier regarding whether supplier products contain Conflict Minerals, and whether those Conflict Minerals used by the supplier are from Conflict Countries; and
•Review and validation of supplier responses, including follow-up with suppliers as necessary.
Based on this good faith RCOI, the Company has no reason to believe any of the Conflict Minerals necessary for the functionality or production of the Covered Products during the reporting period originated in the Covered Countries.
The Company continues to update and notify its suppliers as necessary regarding its Conflict Minerals Policy and requires suppliers to respond annually to its questionnaire.
A copy of this disclosure can also be found by visiting the Investor Relations section of the Company’s corporate website at www.zagg.com. The URL is included here as an inactive textual reference. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAGG INC

Dated: March 30, 2020	/s/ TAYLOR D. SMITH
Taylor D. Smith
Chief Financial Officer
(Principal financial officer)